

Mail Stop 4561

September 7, 2017

Mark McClain
Chief Executive Officer
SailPoint Technologies Holdings, Inc.
11305 Four Points Drive, Building 2, Suite 100
Austin, TX 78726

> **Re: SailPoint Technologies Holdings, Inc.**
> **Draft Registration Statement on Form S-1**
> **Submitted August 11, 2017**
> **CIK No. 0001627857**

Dear Mr. McClain:

We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Prospectus Summary

Our Growth Strategy, page 5

1.   Please disclose the size of the large and mid-market enterprise market and the method by which you calculated the size of these markets.

2.   Please tell us why you believe a reference to worldwide spending on all security products is appropriate when it appears that your products represent only one segment of this market.

Our Equity Sponsor, page 7

3.   Please revise the statement that Thoma Bravo Funds will be able to strongly influence all matters that require stockholder approval to state that Thoma Bravo Funds will be able to control all matters that require stockholder approval.

Controlled Company Status, page 8

4.   Please disclose the number of independent directors you expect to have upon the closing of this offering.

Key Metrics, page 15

5.   We note that your calculation of unlevered free cash flow (UFCF) includes an adjustment for cash paid for sponsor-related costs. Please explain the nature of this adjustment in greater detail and your basis for excluding these costs in arriving at UFCF.

Market and Industry Data, page 49

6.   We note your statement that some of the information in the prospectus is based on industry publications and reports generated by third parties and that you have not independently verified the third-party data. You are responsible for the entire content of the registration statement and should not include language that can be interpreted as a disclaimer of information you have chosen to include. Please revise.

Use of Proceeds, page 50

7.   You disclose that you will use the net proceeds from the offering for "general corporate purposes, including working capital, operating expenses and capital expenditures." Please revise to provide more details regarding what constitutes "general corporate purposes, including working capital, operating expenses and capital expenditures." In this regard, consider disclosing the amount of proceeds that you plan to use to grow your business. This section does not require disclosure of definitive plans and it is acceptable to provide a quantitative discussion of preliminary plans. Refer to Item 504 of Regulation S-K and Instruction 7 to Item 504. We note on pages 91 and 92 you describe your growth strategy but do not indicate if it will be funded with offering proceeds.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Overview, page 61

8.   Please expand your overview section to provide a balanced, executive-level discussion that identifies the most important themes or other significant matters with which management is concerned primarily in evaluating the company's financial condition and

operating results. This should include, but is not limited to, discussing economic or industry-wide factors relevant to you, and giving insight into material opportunities, challenges and risks, such as those presented by known material trends and uncertainties, on which your executives are most focused for both the short and long term, as well as the actions they are taking to address these opportunities, challenges and risks. See Item 303(a) of Regulation S-K and SEC Release No. 33-8350. For example, consider discussing the trends and uncertainties associated with operating in a market where you are attempting to offer a differentiated product and gain market share from larger competitors and expanding into international markets.

Key Factors Affecting Our Performance, page 63

9.   For context, please quantify the total number of target customers in your existing markets.

10.   You disclose that maintaining strong maintenance renewal rates is among the key factors that affect your performance. Please tell us what metrics you use to monitor retention and expansion and revise to disclose such metrics along with comparable prior period amounts. Refer to Section III.B.1 of SEC Release No. 33-8350.

Results of Operations, page 68

11.   We note from disclosure on page F-27 that you earned 67% and 70% of your consolidated revenues in fiscal 2015 and fiscal 2016, respectively, from customers located in the United States. In light of the significant portion of revenues earned outside of the United States, as well as your disclosed intent to expand your international operations, please tell us what consideration was given to providing a geographic breakdown of revenues by geographic region in MD&A. Refer to Section III.B.3 of SEC Release No. 33-8350.

12.   You attribute your change in revenues over the historical periods, among other things, to increases in new customers, increased license sales to existing customers, increased renewals and new cloud-based offering customers. To the extent quantitative information associated with each of these increases is reasonably available, tell us how you considered disclosure quantifying these increases, period over period. It would appear further quantification of these or other factors would promote an understanding of the variability and quality of your earnings and cash flows. Refer to Section III.B.3 of SEC Release No. 33-8350.

Liquidity and Capital Resources, page 74

13.   Please revise to disclose the amount of cash held by foreign subsidiaries and the potential income tax consequences, if any, of repatriating such cash. Refer to Section IV.A and Section IV.B.1 and of SEC Release No. 33-8350.

Contractual Obligations, page 78

14.   We note that interest payments are not included in the table because your debt obligation has a floating interest rate. Notwithstanding that you cannot determine future interest rates with accuracy, please revise to disclose an estimate of future interest payments based on current rates. Refer to Section IV.A of SEC Release No. 33-8350 and footnote 46 thereto.

15.   While you are not required to include the table required by paragraph (a)(5) of Item 303 of Regulation S-K for interim periods, please disclose material changes such as the June 28, 2017 expanded credit agreement and the Austin, Texas sublease entered into April 20, 2017. See Item 303(B) of Regulation S-K.

Critical Accounting Policies and Estimates, page 79

16.   Please revise to disclose your critical accounting policy and estimates for goodwill. To the extent that any reporting unit is at risk of failing step one of the impairment test, disclose the following:

- The percentage by which fair value exceeded carrying value as of the date of the most recent test;

- The amount of goodwill allocated to the reporting unit;

- A description of the methods and key assumptions used and how the key assumptions were determined;

- A discussion of the degree of uncertainty associated with the key assumptions. The discussion regarding uncertainty should provide specifics to the extent possible (e.g., the valuation model assumes recovery from a business downturn within a defined period of time); and

- A description of potential events and/or changes in circumstances that could reasonably be expected to negatively affect the key assumptions.

Alternatively, if no reporting unit is at risk of failing step one of the test, please disclose that fact.

Stock-based Compensation, page 81

17.   For stock options and other equity instruments awarded during the twelve months prior to the date of the most recent balance sheet included in the filing tell us:

- The grant date;

- The number of options or shares granted;

- The exercise price;

- The fair value of the underlying common stock; and

- Whether the valuation used to determine the fair value of the common stock was contemporaneous or retrospective.

Unaudited Consolidated Financial Statements as of March 31, 2017 and for the three months ended March 31, 2016 and 2017

Notes to Consolidated Financial Statements

Note 14. Subsequent Events, page F-19

18.   For any stock options or other share-based awards granted subsequent to the most recent balance sheet date, please revise to disclose the expected impact that the additional awards will have on stock-based compensation expense in future periods. Refer to ASC 855-10-50-2(b).

Audited Consolidated Financial Statements as of December 31, 2016 and for the years ended December 31, 2015 and 2016

Consolidated Statements of Operations, page F-23

19.   We note that you paid a cash dividend of $50.4 million on June 27, 2017. Please confirm that you will give effect to the number of shares whose proceeds were used to pay the dividend in your computation of pro forma earnings per share. Refer to SAB Topic 1.B.3.

Notes to Consolidated Financial Statements

Note 6. Intangible Assets, page F-38

20.   We note your use of a 15 year weighted average life for your customer lists. Please tell us the basis for this assumption in view of historical renewal rates or other data you relied upon in making this determination.

Note 10. Redeemable Convertible Preferred Stock, page F-41

21.   We note that the carrying amounts of your redeemable convertible preferred stock in your financial statements do not reflect the accumulation of dividends or the accretion of the

redemption amount. Please tell us how you are accounting for your redeemable preferred stock, related dividends and redemption accretion including your consideration of the guidance in SAB Topic 3.C and paragraph 15 of ASC 480-10-S99-3A. Additionally, revise your footnote to include the disclosures required under paragraph 24 of ASC 480-10-S99-3A.

22.   We note that upon redemption, the holders of your preferred stock are entitled to receive an amount equal to the liquidation value. Please tell us and revise to disclose what comprises the liquidation value and conditions for redemption, including whether the preferred stock is mandatorily or conditionally redeemable.

Note 11. Stock Option Plan and Stock-Based Compensation, page F-42

23.   We note that the weighted average exercise price per share for options granted decreased from $2.38 in 2015 to $1.69 in 2016, and then increased to $3.17 in the first quarter of 2017. Please confirm that the options granted have an exercise price per share not less than the per share value of the underlying common stock and tell us the reason(s) for the 29% decrease in the fair value of your common stock from 2015 to 2016, as well as the 88% increase from 2016 to the first quarter of 2017.

Note 14. Income Taxes, page F-47

24.   Please tell us what consideration was given to disclosing the amount of undistributed earnings of your foreign subsidiaries, if any, as well as the unrecognized deferred tax liability associated with such undistributed earnings. Refer to ASC 740-30-50-2.

General

25.   Please provide support for the following assertions in your prospectus:

- SailPoint is the leading provider of enterprise identity governance solutions (pages 1, 61 and 85);

- SailPoint pioneered identity governance (pages 5, 61 and 90);

- SailPoint has a reputation as a technology leader and innovator in identity governance (pages 6 and 92);

- SailPoint is broadly recognized as a thought leader (page 83);

- IdentityIQ is the best fit for large complex enterprises (page 90); and

- IdentityNow is the best fit for mid-market companies (page 90).

26.   Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

27.   Please supplementally provide us with copies of any graphical materials or artwork you intend to use in your prospectus. Upon review of such materials, we may have further comments. For guidance, refer to Question 101.02 of our Securities Act Forms Compliance and Disclosure Interpretations.

        You may contact David Edgar, Staff Accountant, at (202) 551-3459, or Craig Wilson, Senior Assistant Chief Accountant, at (202) 551-3226, if you have questions regarding comments on the financial statements and related matters. Please contact Jeff Kauten, Attorney-Advisor, at (202) 551-3447, or in his absence, me at (202) 551-3735, with any other questions.

                                        Sincerely,

                                        /s/ Barbara C. Jacobs

                                        Barbara C. Jacobs
                                        Assistant Director
                                        Office of Information Technologies
                                        and Services

cc: Paul R. Tobias, Esq.
        Vinson & Elkins L.L.P.